UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): September 11, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Ashland Inc.'s Chairman and Chief Executive Officer, James J. O'Brien, is scheduled to speak at 1:30 p.m. EST today at the 2012 Credit Suisse Chemical and Ag Science Conference in New York City. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements. The supporting materials include, among other things, an update on the Water Technologies commercial unit and Ashland's recent debt refinancings.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1 Presentation slides dated September 11, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

September 11, 2012

/s/ Peter J. Ganz

Peter J. Ganz
Senior Vice President and
General Counsel

EXHIBIT INDEX

99.1 Presentation slides dated September 11, 2012

2012 Credit Suisse Chemical and Ag Science Conference

September 11, 2012








MAHLE
MUSTANG
SIMPSON

ASHLAND®

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this presentation or otherwise except as required by securities or other applicable law.

Regulation G: Adjusted and Pro Forma Results

The information presented herein regarding certain unaudited adjusted and pro forma results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Management has included this non-GAAP and pro forma information to assist in understanding the operating performance of the company and its reporting segments. The non-GAAP and pro forma information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Ashland: Four Strong Businesses

ASHLAND

				
Commercial Units	**Ashland Specialty Ingredients**	**Ashland Water Technologies**	**Ashland Performance Materials**	**Ashland Consumer Markets**
Leading Products & Services	**#1 cellulose ethers, global leader in vinyl pyrrolidones**	**#1 specialty papermaking chemicals**	**#1 unsaturated polyester resins and vinyl ester resins**	**#2 U.S. franchised quick-lube chain, Passenger-car motor oil**
Sales[1]	**$2.8 billion**	**$1.8 billion**	**$1.6 billion**	**$2.0 billion**

[1] For 12 months ended June 30, 2012. Ashland Specialty Ingredients' and Ashland Performance Materials' sales are pro forma for ISP contribution.

ASHLAND

Corporate Profile[1]

Sales - $8.3 Billion



Specialty Ingredients 34%
Water Technologies 22%
Performance Materials 20%
Consumer Markets 24%

EBITDA - $1.3 Billion



Water Technologies 13%
Performance Materials 12%
Specialty Ingredients 57%
Consumer Markets 18%

Specialty Ingredients now contributes over half of EBITDA

[1] Pro forma for trailing twelve months through June 30, 2012, includes ISP. EBITDA has been adjusted for key items.

ASHLAND

Our History


2005: Sold stake in Marathon Oil joint venture
2006: Divested Ashland Paving and Construction
2008: Acquired Hercules
2011: Acquired International Specialty Products (ISP)
2011: Divested Ashland Distribution

ASHLAND

Ashland's EBITDA Transformation

Pre-Transformation: 2004


Ashland Consumer Markets 16%
Ashland Specialty Chemicals 15%
Divested Segments 69%

Pro Forma: TTM[1]


Ashland Consumer Markets 18%
Specialty Chemical Commercial Units 82%

Creating a world-class specialty chemical company

[1] Trailing twelve months as of June 30, 2012, includes ISP's results for the full year.

Ashland's Geographic Sales Transformation

Pre-Transformation: 2004



North America 88%
Europe 9%
Asia Pacific - 2%
Latin America/ Other - 1%

Pro Forma: TTM[1]



North America 53%
Europe 27%
Asia Pacific 13%
Latin America/ Other - 7%

Nearly half of sales outside North America

[1] Trailing twelve months as of June 30, 2012, includes ISP's results for the full year.

Strategic Decisions Have Dramatically Expanded EBITDA Margins[1]



Acquired ISP
August 2011
15.4%
Divested Distribution
March 2011
12.6%
Acquired Hercules
November 2008
9.0%
9.7%
3.9%
4.5%
4.3%
2006
2007
2008
2009
2010
2011
TTM 2 - Pro forma

1 2006 through 2011 EBITDA margin as reported in the fiscal year noted and not adjusted for future transactions. EBITDA presented herein has been adjusted for certain key items.

2 TTM represents trailing twelve months as of June 30, 2012.

ASHLAND

Baseline Historical Performance[1]


($ in millions)
$921
$904
$942
$1,071
$1,152
$1,275
13.3%
12.0%
15.2%
15.7%
14.5%
15.4%
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
TTM - 6/30/2012
EBITDA
EBITDA %
Good growth and performance

[1] See Ashland's November 15th analyst day presentation for reconciliation to amounts reported under GAAP for periods 2007 through 2011. See Appendix for TTM reconciliation.

Ashland's Transformation – Looking Forward

2009 through 2011
Optimizing business mix

- Divestitures
  - Ashland Distribution
  - Pinova
  - Drew Marine
- Acquisitions
  - Hercules
  - ISP
- Casting Solutions JV

2012 through 2014
Focused business expansion

- Strong organic volume growth
- Expansion of sales and earnings
  - Sales CAGR ~ 7%
  - EBITDA CAGR ~ 14%
- Focus on cash flow generation and leverage ratio reduction
- EPS growth to $9.50 to $10.50 per share

Strategic shift from portfolio transformation and business alignment to focused growth and earnings expansion

2014 EBITDA Goal of $1.7 Billion

($ in millions)

2014 EBITDA Expectations

	TTM 6/30/2012[1]	Major Drivers	2014
Ashland Specialty Ingredients	$725	• Strong organic volume growth • New product innovation • Productivity gains and synergies	$795
Ashland Water Technologies	$166	• Continued growth in Paper markets • Targeted expansion in Industrial markets • Upgraded product mix and margin recovery	$310
Ashland Performance Materials	$160	• Base business growth, economic recovery • Targeted growth in higher margin markets • Maintain momentum in emerging regions	$225
Ashland Consumer Markets	$229	• Margin recovery • Expand share in North American markets • International growth	$420

[1] Trailing twelve months as of June 30, 2012, includes ISP's results for the full year.

ASHLAND

Ashland Specialty Ingredients

A global leader in water-soluble and film-forming polymers


Sales by Market
Specialty Performance 26%
Pharma/ Nutrition 18%
Personal Care 21%
Coatings 14%
Industrial 21%
Sales by Product
PVP 15%
Actives - 5%
Vinyl Ethers 5%
Guar - 10%
Biocides - 4%
Other 10%
Cellulosics 32%
Solvents/ Intermediates 19%
Sales by Geography
Asia Pacific 18%
Latin America/ Other - 9%
North America 34%
Europe 39%

Pro Forma for 12 Months Ended June 30, 2012

Sales: $2.8 billion

Adjusted EBITDA: $725 million[1]

Adjusted EBITDA Margin: 25.7%[1]

[1] See Appendix for reconciliation to amounts reported under GAAP.

ASHLAND

Ashland Water Technologies: Providing specialty chemicals and services to water-intensive industries

Sales by Market


Industrial[2]
33%
Municipal - 9%
Paper
58%

Sales by Product


Utility
29%
Functional
44%
Process
27%

Sales by Geography


Europe
34%
Asia Pacific
12%
Latin America/
Other - 9%
North America
45%

<u>For 12 Months Ended June 30, 2012</u>

Sales: $1.8 billion

Adjusted EBITDA: $166 million[1]

Adjusted EBITDA Margin: 9.2%[1]

[1] See Appendix for reconciliation to amounts reported under GAAP.

[2] Includes Pulp markets.

Water Technologies Update

- Business has stabilized, but has underperformed versus our expectations
- Results should improve and we believe new management will aid in these efforts
- John Panichella, President of Specialty Ingredients, will be involved for foreseeable future
  - Will lead Water Technologies during transition
  - Will assist with leadership search
- Leadership search has begun

Ashland Performance Materials

Global leader in composite resins, specialty adhesives and elastomers

Sales by Market[2]


Marine
9%
Transportation
29%
Pkg. &
Converting
15%
Construction:
Infrastructure - 6%
Construction:
Residential
14%
Construction:
Industrial
27%

Sales by Product[2]


Elastomers
26%
Adhesives
22%
Composites
52%

Sales by Geography[2]


Europe
18%
Asia Pacific - 8%
North America
70%
Latin
America/
Other
4%

Pro Forma for 12 Months Ended June 30, 2012

Sales: $1.6 billion

Adjusted EBITDA[1]: $160 million

Adjusted EBITDA Margin[1]: 9.8%

[1] See Appendix for reconciliation to amounts reported under GAAP.
[2] Excludes sales from Casting Solutions.

ASHLAND.

Ashland Consumer Markets: A leading worldwide marketer of premium-branded automotive lubricants and chemicals

Sales by Market



DIFM: Valvoline Instant Oil Change 15%
Valvoline International 32%
DIFM: Installer Channel 21%
Do-It-Yourself 32%

Sales by Product



Lubricants 85%
Chemicals - 7%
Antifreeze 6%
Filters 2%

International Sales by Region[2]



Australia 25%
Latin America/ Other – 15%
Asia Pacific ex Australia 32%
Europe 28%

For 12 Months Ended June 30, 2012

Sales: $2.0 billion

EBITDA: $229 million[1]

EBITDA Margin: 11.3%[1]

1 See Appendix for reconciliation to amounts reported under GAAP.

2 Includes nonconsolidated joint ventures.

ASHLAND

Cost-Reduction Program

- Targeting $90 million of annualized savings
  - $40 million of stranded and corporate costs
  - $50 million of ISP acquisition synergies
- Achieved approximately $75 million of run-rate savings at end of June quarter
  - All stranded costs now removed
  - $35 million of ISP synergies achieved
- Remaining $15 million of acquisition synergies by end of fiscal 2013

ASHLAND.

Adjusted Pro Forma 3Q Results Summary[1]

($ in millions)	Fiscal Third Quarter Three months ended June 30, 2012	2011	Change	Three months ended March 31, 2012	Change
Sales	$ 2,141	$ 2,178	(2) %	$ 2,079	3 %
Gross profit as a percent of sales	29.3 %	25.7 %	360 bp	27.9 %	140 bp
Selling, general and admin./R&D costs	$ 368	$ 379	(3) %	$ 374	(2) %
Operating income	$ 274	$ 196	40 %	$ 221	24 %
Operating income as a percent of sales	12.8 %	9.0 %	380 bp	10.6 %	220 bp
Depreciation and amortization	$ 107	$ 111	(4) %	$ 107	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 381	$ 307	24 %	$ 329	16 %
EBITDA as a percent of sales	17.8 %	14.1 %	370 bp	15.8 %	200 bp

- Prior year includes ISP on a full-quarter, pro forma basis
- Adjusting for currency and divestitures, sales grew 4 percent over the prior-year quarter

[1] Ashland's earnings releases dated July 26 and April 24, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND

Tender Offer and Debt Refinancing

- Announced tender offer for 9.125% senior notes
  - $650 million of par value
  - Offer price of $1,113.75 for each $1,000 principal
- $572 million principal amount tendered
  - Settled August 7th
- Approximately $660 million of cash required
  - Includes cost of refinancing, accrued interest and various fees
- Sources of financing
  - $500 million in new bond refinancing
    - 4.75% interest rate
    - Ten year non-callable notes due in 2022
  - Remainder from cash on hand

Interest Expense Savings

- Tender offer and refinancing saves roughly $30 million of annual interest expense
- Accounts receivable securitization program has also been completed
  - Interest rate arbitrage versus Term Loan B
  - Saves approximately $10 million of annual interest expense
- Reduces fiscal 2013 book interest expense to approximately $180 million

ASHLAND.

Investment Thesis

- Transformation now complete
- Margin profile now reflective of specialty chemical business
- Consistent, predictable earnings and cash-flow generation
- Positioned for significant growth and earnings expansion
  - 2014 EBITDA of $1.7 billion
  - 2014 EPS of $9.50 to $10.50 per share


EBITDA growth of $500 million
$1.2B
$1.7B
2011
2014


EPS growth of ~$6/share
$3.90
$9.50
to
$10.50
2011
2014

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data for 12 Months Ended June 30, 2012

($ millions, except percentages)

Sales	Q3 12	Q2 12	Q1 12	Q4 11	Total
Specialty Ingredients	793	723	628	467	2,611
Water Technologies	427	428	449	491	1,795
Performance Materials	404	408	378	371	1,561
Consumer Markets	517	520	475	517	2,029
Total	2,141	2,079	1,930	1,846	7,996
Pro Forma ISP Results	-	-	-	270	270
Pro Forma Total	2,141	2,079	1,930	2,116	8,266

Adjusted EBITDA[1]	Q3 12	Q2 12	Q1 12	Q4 11	Total	Adjusted EBITDA Margin
Specialty Ingredients	224	186	160	114	684	26.2%
Water Technologies	37	39	40	50	166	9.2%
Performance Materials	49	35	45	24	153	9.8%
Consumer Markets	68	66	56	39	229	11.3%
Unallocated	3	3	-	(6)	0	
Total	381	329	301	221	1,232	
Pro Forma ISP Results	-	-	-	43	43	
Pro Forma Total	381	329	301	264	1,275	

[1] Calculation of adjusted EBITDA for each quarter has been reconciled within each quarterly earnings release filed with the SEC and posted on Ashland's website. Total Adjusted EBITDA may not sum to actual results due to quarterly rounding conventions.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

™ Trademark, Ashland or its subsidiaries, registered in various countries